July 22, 2014

VIA EDGAR

Ms. Tia L. Jenkins,

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:      Ambev S.A.

            Form 20-F for Fiscal Year Ended December 31, 2013

            Filed March 25, 2014

            File No. 001-36165

Dear Ms. Jenkins:

Thank you for your letter of July 10, 2014 (the “Comment Letter”) setting forth the comments (the “Comments”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) filed by Ambev S.A. (the “Company”) on March 25, 2014.

Because of the complexity of some of the issues raised by the Comments and the need to coordinate the Company’s responses with its auditors, outside counsel and parent company Anheuser-Busch Inbev S.A. N.V., which on July 8, 2014 responded to a similar comment submitted by the Staff in June of this year, we would like at this time to respectfully request the Staff for a two week extension, counted from the deadline set forth in the Comment Letter, to submit the Company’s response to the Comments.  If the requested extension is granted, the Company intends to submit its response to the Comment Letter by August 8, 2014.

Please contact Taissa Licatti of Ambev S.A. at +55 11 2122-1276 or Kevin W. Kelley of Gibson, Dunn & Crutcher LLP at +1 (212) 351-4022 with any questions you may have.

Very truly yours,

/s/ Nelson José Jamel
Nelson José Jamel
Chief Financial Officer

Ambev S.A.